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EXHIBIT 99.(a)(6)

OPTIONS ELIGIBLE FOR EXCHANGE	[CSG LOGO]

Grant Date	Stock Incentive Plan	Option Type	Option Exercise Price	Number of Eligible Option Shares	Applicable Exchange Ratio	Restricted Stock Award (Shares)

Total Shares of Restricted Stock

        The list above reflects stock options that are eligible to be exchanged for shares of Restricted Stock under the CSG Systems International, Inc. Offer to Exchange. Please review all information on this statement to confirm its accuracy.

        Please contact EquiServe at 1-800-289-1453 if you:

  •
  find any discrepancies;

  •
  have any questions regarding the status of your options; or

  •
  have any questions regarding the CSG Systems International, Inc. Offer to Exchange

Explanation of Column Headings and Total Shares of Restricted Stock:

        Grant Date—The date the stock option was granted to you.

        Stock Incentive Plan—The CSG Stock Incentive Plan under which the stock option was granted.

        Option Type—Whether your grant is a non-qualified stock option or an incentive stock option.

        Option Exercise Price—The exercise price per share for the shares covered by the stock option.

        Number of Eligible Option Shares—The number of shares presently covered by the stock option.

        Applicable Exchange Ratio—The ratio that determines the number of shares covered by the stock option that you must surrender in exchange for one share of Restricted Stock.

        Restricted Stock Award—The number of shares of Restricted Stock you are eligible to receive in exchange for the corresponding number of Eligible Option shares.

        Total Shares of Restricted Stock—The sum of the separate numbers of shares of Restricted Stock you are eligible to receive in exchange for your Eligible Options, rounded to the nearest whole share.

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  EXHIBIT 99.(a)(6)